Exhibit 99.2

Lenovo Smartphone Based on Spreadtrum’s 1GHz TD-SCDMA Android
Platform Completes China Mobile Certification Testing

SHANGHAI, CHINA – July 19, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that the Lenovo A288t, which is a Lenovo TD-SCDMA smartphone based on Spreadtrum’s 1GHz Android smartphone platform, the SC8810, has completed China Mobile’s certification testing and is expected to achieve sales of more than one million units in the third quarter.

China Mobile’s certification test is a required step and important milestone in the operator’s procurement process and is used to confirm the maturity and stability of TD-SCDMA mobile terminal products. Lenovo’s completion of China Mobile’s certification process with its Lenovo A288t smartphone validates Spreadtrum’s 1GHz low-cost smartphone platform as fully compliant with China Mobile’s commercial requirements.

“China Mobile’s certification testing is a key milestone for manufacturers and a prerequisite for mobile phone purchasing by its provincial offices,” said Dr. Leo Li, Spreadtrum’s president and CEO. “The certification of the Lenovo A288t demonstrates its commercial readiness by China Mobile. China Mobile will kick off the purchase of TD-SCDMA phones after completing its certification testing, and this will build the confidence of handset manufacturers in the open market to design the Spreadtrum SC8810 platform into more low-cost smartphones.”

“Lenovo is committed to promoting China’s 3G terminal development.” said Feng Xing, vice president of Lenovo. “We recently completed China Mobile’s certification testing with the Lenovo A288t, which is based on Spreadtrum’s SC8810, and expect to achieve sales of more than one million units of this model in the third quarter, underscoring the popularity of low-cost smartphone devices. This is a milestone in our strategy of vigorously promoting 3G uptake in China by bringing Chinese consumers cost-effective mobiles that are comparable to the world’s top smartphones. The Lenovo A288t is commercially available to consumers now through online channels and retail stores at 599 RMB.”

Spreadtrum’s SC8810 integrates a 1GHz Cortex A5 processor, 3D/2D Mali graphics accelerator, 5 megapixel camera sub-system and supports resolution up to WVGA and wireless connectivity including Bluetooth, WiFi and GPS. The SC8810 delivers low power multimode TD-SCDMA/EDGE/GPRS/GSM operations with dual-mode automatic switching and supports TD-HSDPA at 2.8Mbps and TD-HSUPA at 2.2 Mbps. The SC8810 is delivered with turnkey Android and systems software that reduces the design time and resources required to deliver new handsets to market.

Exhibit 99.2

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

About Lenovo & MIDH

Lenovo was founded in 1984 in Beijing, and now it has near 20 thousand employees and two big marketing groups. Upholding the tradition of independent innovation and excellent pursuit, Lenovo continues to do technical research and make investment in consumers’ key application field. At the beginning of 2011, Lenovo established Mobile Internet Digital Home, aiming to focus on Internet business development. Facing consumer and commerce markets, Lenovo rapidly built product line including Internet phone, flat computer and Internet television to provide consumers best Mobile Internet experience. Lenovo released its latest internet mobile phone-LePhone and flat computer-LePad. LePhone has push service, integrated communication, rich application and prospective design, embodying Lenovo’s technology advancement in PC and mobile field for so many years. LePad integrates rich Internet applications and hardware, helping consumers whenever and whatever possibility to enjoy best Internet experience. For more information, visit www.lenovo.com.cn.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the expectation that Lenovo A288t, based on Spreadtrum’s 1GHz Android smartphone platform, the SC8810, will achieve sales of more than one million units in the third quarter of 2012; and the expectation that China Mobile will kick off the purchase of TD-SCDMA phones after completing its certification testing, which will build the confidence of handset manufacturers in the open market to design the Spreadtrum SC8810 platform into more low-cost smartphones; Lenovo’s expectation that Lenovo A288t will achieve sales of more than one million units in the third quarter of 2012. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for low-cost smartphones; the state of and any change in the Company's relationship with Lenovo; time and scale of China Mobile’s purchase of TD-SCDMA phones; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148